                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                    Pursuant to Rule 14a-6 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733




iPrint Technologies, inc.
Conference Call Script
October 29, 2001
Third Quarter 2001

Sonya Chan: Good afternoon. I'd like to welcome all of you to iPrint's third quarter earnings conference call.

You should all have received iPrint's third quarter 2001 earnings press release via email and fax.

Presenting our third quarter earnings report today are Royal P. Farros, iPrint's CEO and Chairman of the Board, and Robyn Cerutti, Chief Financial Officer.

Royal will start the call with an operational review of achievements during the quarter and then Robyn will provide a review of the company's financial performance. The presentation portion of our call will last approximately 15 minutes. We will then conduct a brief Q&A session.

Before we begin, I'd like to precede the call by reading our note regarding forward-looking statements, which follows.

Our discussion today will include forward-looking statements, as that term is used in Section 21E of the Securities Exchange Act of 1934, as amended, relating to the merger between iPrint Technologies, inc. and Wood Associates. These forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those stated or implied by our forward-looking statements. Among these risks and uncertainties are the risks that conditions to the merger which are described in the joint proxy statement/prospectus on file with the SEC are not fulfilled and are not waived, such that the merger does not occur or is delayed. In addition, our discussion will include forward-looking statements involving expectations about future financial results, our business post-merger with Wood Associates, expected profitability, markets, product demand, relationships with our customers and business partners, and other matters. These statements reflect management's current forecast of certain aspects of the Company's future business. Forward-looking statements are denoted by phrases such as "will," "believe," "expect," and other expressions that look to future events and performance. We may also make forward-looking statements in response to your questions. Our forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by our statements. These risks and uncertainties include, but are not limited to, lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with a web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure. Please review our most recent Forms 10-Q and 10-K which are available from our web site for further discussion of risks and uncertainties that affect our business.

Thank you. Now I will pass the call over to Royal Farros.


Royal Farros: Thank you Sonya.  Hello everyone.

Our Q3 energies went into planning our reorganization in preparation for our merger with Wood Associates. As such, we're reporting today revenues of $1.6 million, down both in comparison with last quarter and in the year ago quarter.

We are pleased to say that the iPrint and Wood Associates stockholders approved our merger transaction last week. We expect to close this week and, with the guidance we'll be providing later in the call, expect to see revenues jump five fold in Q4.

Even with this reorganization and preparation, we were still able to beat First Call estimates by 2 cents a share, logging an 11 cent loss per share instead of a 13 cent loss.

We've already begun making sweeping changes within our organization, particularly in our sales and operating infrastructures where we believe we will see a lot of leveraged operating benefits and cost savings.

Speaking of costs, we'll continue to cut on all fronts. Through the end of the year, our executive team will be taking a 10% salary reduction and we'll be suspending any executive cash bonus programs. We'll also be implementing a mandatory time-off policy for appropriate personnel through the Thanksgiving and year-end holiday weeks.

We'll continue driving costs down through technology and elimination of redundancy. We're also focusing on just the strongest areas of our business. Our goal is, of course, to achieve profitability.

Before I turn it over to Robyn to go through the financials in detail, I do want to take a moment to comment on Nasdaq's decision following the September 11 tragedy. While we went through the Nasdaq hearing process and were successful in extending our compliance period, Nasdaq suspended all delisting activities until Jan 2, 2002. Most importantly, Nasdaq will completely reset the clock, so to speak, as of Jan 2, 2002.

We'd like to applaud Nasdaq for this action. Many people believe, though, that this is a "free ride."

We believe that when a catastrophe happens like September 11, the market is no longer being driven by the natural forces of the "efficient market" but rather by artificial--man-made--forces.

These forces have left a large wake... from completely shutting down business spending to closing, appropriately so, the media as a channel to discuss material information with shareholders.

You can see this happening to all businesses, big and small. Unfortunately, everyone has been affected.

Like the rest of the country, we ascribe to the "Open For Business" philosophy as an effective means to combat terrorist activities and we look forward to sharing with the media and shareholders some of the interesting progress we've been making in the coming weeks and months.

One thing that we can share is that Nasdaq concluded that our merger with Wood Associates did not constitute a "reverse merger". This is incredibly important. Had Nasdaq concluded that our combination with Wood was a "reverse merger," iPrint could have been delisted *despite* the current moratorium on delisting activities.

We will continue driving towards achieving Nasdaq compliance long before enforcement re-engages. Shareholders recently voted to give the board the ability to effect a reverse stock split. As we said in our S-4, we believe that approximately 60 million shares--the number of shares that will be outstanding at the close of our merger--is too many for our company in this particular market environment.

While we will not do a reverse stock split at present, we will continue to watch the market and when we believe the artificial and/or volatile forces now affecting the market subside, we will bring what we believe will be a modest and reasonable reverse stock split up for consideration by our board of directors.

Now I'd like to turn the call over to Robyn.


Robyn Cerutti:  Thank you, Royal.

As mentioned at the beginning of the call, our revenues for the third quarter were $1.6 million. This represented a 67% decrease over the third quarter in 2000 and a sequential decrease from Q2 2001 of 34%. The decrease in revenues was primarily attributable to two factors: (1) the company focused on the proposed merger to facilitate long-term growth and cut non-profitable revenue sectors; and (2) we had fall-out from the events of September 11th in both our small business websites and enterprise areas of our business.

Gross profit for the third quarter was $1 million, or 37% gross margin, compared with second quarter gross profit of $1 million, or a 41% gross margin and third quarter 2000 gross profit of $3.4 million or 31%. With the company's focus on margin improvement, through the use of our technology as well as better pricing and vendor management, we have been able to stabilize gross profit, even with decreased revenues. This allows us to run the organization more efficiently and further reduce our operating loss as a result.

Operating expenses for the third quarter of 2001, excluding amortization of deferred compensation and corporate restructure costs, was $4.1 million compared to $4.8 million for the second quarter of 2001 and $9.1 million in the third quarter of 2000. This represents a significant improvement in operating spending. We have decreased operating expenses by $700 thousand in the sequential quarters and $5 million in the comparative period in 2000. Although we continue our cost-cutting initiatives, we did not focus on savings during the third quarter. Instead we focused on merger-related operational planning and then focused on reductions in the latter part of the quarter. As a result we incurred a $985 thousand restructuring charge that is predominately due to lease charges of a vacated facility. We also had further headcount reductions during the quarter as well.

Pro forma net loss excluding amortization of deferred compensation and corporate restructure costs for the third quarter was $3.4 million, or a loss of $0.11 per share, compared with a pro forma loss of $3.5 million, or $0.12 per share, in the second quarter of 2001, and a pro forma loss of $6.9 million, or $0.23 per share, in the third quarter of 2000. This beats the net loss per share FirstCall consensus of analysts' estimates of $0.13 by $0.02 per share.

Cash, short-term investments and short-term restricted cash totaled $12 million as of September 30, 2001, $12.9 million including secured, long-term notes payable to the company on demand, compared to June 30, 2001 balances of $18.2 million in cash, short-term investments and short-term restricted cash and $19.1 million including secured, long-term notes payable to the company on demand. As of September 30, 2001, there were approximately 30.2 million shares of common stock outstanding.

As of September 30, we had 68 full-time employees, as compared to 80 on June 30, 2001 and 168 full-time employees as of September 30, 2000. This represents a sequential quarterly headcount reduction of 15% and a 60% reduction over the same period in the prior year.

Now let's preview future expectations:

We continued sequential quarter-to-quarter decrease in revenue. The most significant issue facing this company is developing a sales force that can be effective in the Fortune 1000 customer base. As all of you are aware, we believe our merger with Wood Associates will address this issue.

As we discussed in our last call, during Q3 we focused on cost containment and building out both operational plans and transition plans for the proposed merger. During Q4 we will continue to incur operational spending related to implementing the transition plans, but also realize cost savings as a result of the initiatives undertaken at the end of the third quarter.

Previous guidance contemplated the merger transaction being concluded by the end of Q3. The merger is now expected to be consummated on October 31, 2001. As a result, the company believes fourth quarter operating results will include two months of joint operation, not three. The company believes revenues will be up significantly in Q4 to $8 million as compared to $1.6 million in Q3 and loss per share will remain flat with Q3.

Because of the delayed merger timing, the company is revising annual guidance from the low end of $22.5 million to $15.5 million and to a loss per share of $0.52 to $0.55, up slightly from the $0.50 high end of our previous guidance.

We believe we have the appropriate cash reserves to reach profitability.

And now I'll turn the call back over to Royal.


Royal Farros: Thanks, Robyn.  Let's wrap up.

I can't wait for the next time that we get to chat. The phrase, "everything's changed and nothing's changed" will be quite appropriate.

We'll be a much bigger company 90 days from now... we expect to grow five fold from our Q3 results.

We'll have an open door into 200 Fortune 1000 companies, organizations that can save time and money using our industry-leading technology.

And our management teams will be merged and I'll be pleased to welcome Monte Wood into the fold as president and CEO of the combined organizations.

What won't change is our commitment to what we've been building to continue innovating the custom imprinting process... to continue providing outstanding value and service to our customers and to you, the shareholder, to create a company that can reward investors for the marketplaces that we've pioneered.

Operator, we'd now like to take questions.


Operator: There are no questions at this time.

Royal Farros: Great, then why don't we wrap up. I'd like to thank everyone for spending time with us and look forward to sharing our progress with you in the next 90 days.

This concludes our Q3 2001 conference call. Again, thank you very much.

Caution applicable under certain SEC rules
------------------------------------------

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed business combination with Wood Associates because it contains important information about the transaction. The proxy statement/prospectus has been filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

This transcript includes forward-looking statements, as that term is used in
Section 21E of the Securities Exchange Act of 1934, as amended, relating to the merger between iPrint Technologies, inc. and Wood Associates. These forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those stated or implied by our forward-looking statements. Among these risks and uncertainties are the risks that conditions to the merger which are described in the joint proxy statement/prospectus on file with the SEC are not fulfilled and are not waived, such that the merger does not occur or is delayed. In addition, the transcript includes forward-looking statements involving expectations about future financial results, iPrint's business post-merger with Wood Associates, expected profitability, markets, product demand, relationships with customers and business partners, and other matters. These statements reflect iPrint's management's current forecast of certain aspects of iPrint's future business. Forward-looking statements are denoted by phrases such as "will," "believe," "expect," and other expressions that look to future events and performance. IPrint's forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by its statements. These risks and uncertainties include, but are not limited to, lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with a web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure. Please review iPrint's most recent Forms 10-Q and 10-K which are available from the SEC's Web site at www.sec.gov and from iPrint for further discussion of risks and uncertainties that affect iPrint's business.